Exhibit 99.1

Ayr Wellness Inc. Announces Receipt of Noteholder Consent for Amendment to Trust Indenture

MIAMI, FL – October 19, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator, today announced that it has received the requisite consent of holders (“Noteholders”) of its 12.5% senior secured notes due 2024 (the “Notes”) for the proposed amendment to the trust indenture governing the Notes.

As announced on October 1, 2021, a meeting of Noteholders was scheduled for October 26, 2021. However, as Noteholders representing a majority of the principal amount of the outstanding Notes delivered valid consents in favor of the proposed amendment by 4:00 p.m. (Toronto time) on October 18, 2021 (the “Consent Deadline”), the resolution approving the proposed amendments has been passed and the meeting has been cancelled.

The amendment is described in the joint notice of meeting and consent solicitation statement and accompanying management information circular (the “Circular”), which was filed on SEDAR on October 1, 2021. As described in the Circular, Noteholders who responded to the Consent Solicitation and provided consent will receive a consent fee of US$0.25 for each $1,000 principal amount of Notes. The amendment to the trust indenture will be filed on SEDAR following its execution.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com